UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

Commission File Number: 001-31221

Total number of pages: 62

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation, dated May 30, 2003, of Notice of Convocation of the 12th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 12th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 2, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

[Translation]

May 30, 2003

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Keiji Tachikawa

President and CEO

NOTICE OF CONVOCATION OF

THE 12th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 12th Ordinary General Meeting of Shareholders of the Company will be held as described below. You are cordially invited to attend the General Meeting.

If on the appointed day you cannot be present, please review the “Reference Material for Exercise of Voting Rights” hereinafter, indicate your votes for or against on the enclosed proxy voting form and return it; or, if you use a personal computer, you may access our proxy voting site on the Internet (http://koushi.ufjtrustbank.co.jp/) and input your preferences.

When voting rights are exercised via the Internet, you are requested to observe carefully the cautions noted hereinafter.

Particulars

1. Date and Time:	Thursday, June 19, 2003 at 10:00 a.m.

2. Place of the Meeting:	Tsuru-no-ma, 1st Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo

3.    Matters to be dealt with at the Meeting:

Matters to be reported:	Report on Business Report and Statement of Income for the 12th Fiscal Year (from April 1, 2002 to March 31, 2003) and Balance Sheet as of March 31, 2003

Matters to be resolved:

First Item of Business:	Approval of proposed appropriation of retained earnings for the 12th Fiscal Year

Second Item of Business:	Repurchase of shares
A summary of this item appears in the “Reference Document Pertaining to Exercise of Voting Rights” on page 3 to follow.

Third Item of Business:	Partial amendment to the Articles of Incorporation
A summary of this item appears in the “Reference Document Pertaining to Exercise of Voting Rights” on pages 4-5 to follow.

Fourth Item of Business:	Election of 3 Directors

Fifth Item of Business:	Election of 4 Corporate Auditors

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

Financial Statements and a certified copy of Independent Auditor’s Report on the financial statements required to be attached to this Notice are as stated in the attached “Report for the 12th Fiscal Year” (from page 3 to page 40).

If you attend the General Meeting in person, please present the enclosed voting form to the receptionist at the General Meeting.

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Reference Document Pertaining to Exercise of Voting Rights

1.	Total number of voting rights held by all shareholders:

50,169,200 voting rights

2.	Items of Business and Matters for Reference:

First Item of Business:    Approval of Proposed Appropriation of Retained Earnings for the 12th Fiscal Year

The proposal for appropriation of retained earnings of the Company for this fiscal year is as stated in the “Report for the 12th Fiscal Year” (page 36) attached hereto.

The Company distributes dividends, taking into account results of operations and the management environment, from the perspective of providing continuous stable dividends while trying to enhance our financial condition and secure internal reserves.

It is proposed to declare a year-end dividend of ¥500 per share. The Company did not declare interim dividends due to regulations under the Commercial Code of Japan, and accordingly, the amount of the aggregate annual dividends for this fiscal year will be ¥500 per share.

Second Item of Business:    Repurchase of Shares

In order to improve capital efficiency and implement a capital strategy which corresponds to changes in the management environment, it is proposed that the Company repurchase up to 2,500,000 shares of common stock of the Company, up to an aggregate repurchase price of ¥600,000 million, during the term between the close of this Ordinary General Meeting of Shareholders and the close of the next following Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

3

Third Item of Business:    Partial Amendment to the Articles of Incorporation

1.  Reasons for Amendments

(1)	As the “Law Concerning Partial Amendments, etc. of the Commercial Code of Japan, etc.” (Law No.44 of 2002) became effective on April 1, 2003, it is proposed that amendments in connection with the share certificates lapse system and the relaxation of quorum requirements for special resolutions at meetings of shareholders be made.

(2)	To enhance corporate governance further, it is proposed that the number of the Corporate Auditors also be amended.

2.  Contents of Amendments

     The contents of amendments are as follows:

(Provisions proposed to be amended are underlined.)

Present	Proposed amendments
(Transfer Agent)	(Transfer Agent)

Article 6.	Article 6.

1. (Omitted)	1. (Same as present)

2. (Omitted)	2. (Same as present)

3.  The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter) and the ledger of fractional shares of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

3.  The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter), the ledger of fractional shares and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, registration of loss of share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

(Share Handling Regulations)	(Share Handling Regulations)

Article 7.  The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefore.

Article 7.  The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry or record in the ledger of fractional shares, registration of loss of share certificates, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefor.

4

Present	Proposed amendments
(Method of Resolution)	(Method of Resolution)

Article 11. (Omitted)	Article 11. (Same as present)

(newly created)

2.  Resolutions pursuant to Article 343 of the Commercial Code of Japan shall be adopted at the shareholder meetings with a quorum of one-third of the voting rights of all shareholders, by the approval of two-thirds of the voting rights represented there at.

(Number of Corporate Auditors)	(Number of Corporate Auditors)

Article 20. The Company shall have not more than four (4) Corporate Auditors.	Article 20. The Company shall have not more than five (5) Corporate Auditors.

Fourth Item of Business:    Election of 3 Directors

As Mr. Hideaki Yumiba, Mr. Yoshiaki Aigami and Mr. Eiji Hagiwara will resign at the close of this General Meeting, to fill these vacancies, it is proposed that 3 Directors be elected.

The candidates for Directors are as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of NTT DoCoMo Shares Owned
1	Yojiro Inoue (March 25, 1949)	April 1972	Entered The Ministry of Posts and Telecommunications.	10
		June 1998	Deputy General Manager of Institute for Posts and Telecommunications Policy

		July 1999	General Manager of Tokai Regional Bureau of The Ministry of Posts and Telecommunications

		July 2000	Vice President of the SATELLITE INFORMATION FOUNDATION FOR HORSE RACING AGRICULTURE FORESTRY AND FISHERIES

5

2	Harunari Futatsugi (November 23, 1951)	April 1976	Entered NTT Public Corporation	10
		April 1992	Senior Manager of Tokai Regional Communications Sector of NTT Corporation

		March 1995	Senior Manager of Technology Strategy Planning Department of the company

		July 1996	Senior Manager of Technology Department of the company

		January 1999	Senior Manager of Corporate Strategy & Planning Department of our company

		June 2001	General Manager of the Saitama Branch of our company

3	Bunya Kumagai (October 13, 1952)	April 1975	Entered NTT Public Corporation	27
		August 1997	Managing Director of Marketing Planning Department of NTT DoCoMo Chugoku, Inc.

		June 1999	Managing Director of Cellular Business Marketing Department of our company

		April 2001	Managing Director of Sales Promotion Department of our company

		June 2002	Managing Director of Agency Management Department of our company

		April 2003	Managing Director of Sales Promotion Department of our company

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Fifth Item of Business:    Election of 4 Corporate Auditors

As the term of office of Mr. Keisuke Nakasaki, Mr. Shinichi Nakatani and Mr. Kiyomi Kamiya will expire at the close of this General Meeting, it is proposed that 4 Corporate Auditors, including one additional corporate auditor to enhance corporate governance further, be elected. This item of business is proposed on the condition that the third item of business, “Partial Amendment to the Articles of Incorporation”, is approved and passed.

The candidates therefor, whom the Board of Corporate Auditors has given approval, are as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of NTT DoCoMo Shares Owned
1	Keisuke Nakasaki (October 10, 1941)	April 1965	Entered NTT Public Corporation	32
		June 1995	Senior Manager of Affiliated Business Development Headquarters of NTT Corporation

		July 1996	Senior Manager of Global Business Headquarters of the company

		June 1998	President and Chief Executive Officer of NTT America, Inc

		July 2000	Full-time Corporate Auditor of our company

2	Shinichi Nakatani (August 31, 1943)	April 1966	Entered NTT Public Corporation	9
		July 1992	Managing Director of Accounts and Finance Department of our company

		June 1995	Senior Vice President and Managing Director of Accounts and Finance Department of our company

		September 1996	General Manager of Ikebukuro Branch of our company

		June 1998	Executive Vice President of NTT Advanced Technology Corporation

		July 2002	Full-time Corporate Auditor of our company

7

3	Satoshi Fujita (March 3, 1944)	July 1969	Entered NTT Public Corporation	5
		(October 1999)	Senior Vice President of NTT Communications Corporation and General Manager of Global Services Business Division of the company

		April 2001	Senior Vice President of the company and General Manager of Arcstar Business Division of the company

		April 2001	President and Chief Executive Officer of NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION

		June 2002	Executive Vice President of NTT Communications Corporation and General Manager of Arcstar Business Division and Global IP Division of the company

		November 2002	Executive Vice President of the company and General Manager of Global Services Business Division of the company

4	Michiharu Sakurai (March 4, 1937)	April 1979	Professor of Accounting at Senshu University	5
		March 1981	Doctor of Commercial Science at Waseda University

(Note)

Mr. Keisuke Nakasaki, Mr. Satoshi Fujita and Mr. Michiharu Sakurai are auditors from outside the Company, as set forth in Article 18-1 of the “Law For Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (kabushiki-kaisha)”.

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Sixth Item of Business:    Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

It is proposed that retirement benefits payments be awarded to 4 persons, Directors Hideaki Yumiba, Yoshiaki Aigami and Eiji Hagiwara, who will resign at the close of this Ordinary General Meeting of Shareholders, and Corporate Auditor Mr. Kiyomi Kamiya, who will retire at the close of this Ordinary General Meeting of Shareholders due to the expiration of his full term of office, in order to compensate them for their services during their terms of office, within a reasonable range in an amount to be determined in accordance with the prescribed standards of the Company.

The determination of, among other things, amounts, payment date and methods, is proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditor.

The Company has a prescribed internal standard concerning retirement benefits for Directors and Corporate Auditors, by which the amount of retirement benefits can be clearly calculated and which is available for inspection by shareholders.

The personal history of each of the retiring Directors and Corporate Auditor is as follows:

Name	History
Hideaki Yumiba	June 1998	Senior Vice President and Managing Director of Network Laboratories of our company

	June 2000	Senior Vice President and Managing Director of Core Network Development Department of our company

	June 2002	Senior Vice President and Deputy Managing Director of Research and Development Division of our company

Yoshiaki Aigami	June 2001	Senior Vice President and Managing Director of Network Planning Department of our company

Eiji Hagiwara	June 2002	Senior Vice President and Managing Director of Solution Development Department of our company

Kiyomi Kamiya	June 2002	Full-time Corporate Auditor of our company

-end-

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Cautions when exercising voting rights via the Internet

When voting rights are exercised via the Internet, you are requested to observe carefully the cautions noted hereinafter.

1.	Exercise of voting rights via the Internet can only be accomplished using the Company’s designated site: (http://www.koushi.ufjtrustbank.co.jp/). Please note that this site cannot be accessed using DoCoMo’s “i-mode” service or other portable telephones.

2.	When voting rights are exercised via the Internet, please use the “Voting Rights Exercise code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the stockholder (imposters) and alteration of votes, it is requested that the stockholder convert the temporary password to a new one and obtain a special electronic identification issued by the Company’s registrar, UFJ Trust Bank.

Each time the general stockholders meeting is convened, notification will be given of a new “Voting Rights Exercise code.” But please be mindful that the password remains in effect until the stockholder changes.

3.	Votes cast via the Internet are accepted up to midnight on the day prior to the general stockholders meeting, i.e., June 18, 2003 (Wednesday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

4.	In the event of duplication of votes on the proxy form and the Internet voting site, the latter shall be deemed effective.

5.	In the event of multiple votes on the Internet voting site, the last shall be deemed effective.

6.	The Company sends notifications of general stockholders meetings by electronic mail to stockholders who agree. Applications are accepted on the voting site. Stockholders who desire such notification of the next meeting are urged to complete the procedure.

Information Map of the Place of the General Shareholders Meeting

Place of meeting:	Trusu on The Main Banquet Floor (first floor)
Hotel New Otani
4-1 Kioicho, Chiyoda-ku, Tokyo

[Access]

(1)	Six minutes on foot from Kojimachi Station (No. 2 Exit) of Eidan (or Teito Rapid Transit Authority) Subway Yurakucho Line
(2)	Six minutes on foot from Nagatacho Station (No. 7 Exit) of Eidan Subway Hanzomon Line and Nanboku Line
(3)	Six minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of Eidan Subway Marunouchi Line and Ginza Line
(4)	Eight minutes on foot from Yotsuya Station (No. 1 Exit) of Eidan Subway Marunouchi Line and Nanboku Line
(5)	Eight minutes on foot from Yotsuya Station (Kojimachi Exit) of JR Chuo Line and Sobu Line

Request to attendants:	Please refrain from coming to the place of meeting by car, since the roads around the venue and parking lots are expected to be congested on the day of meeting.

[Translation]

Report for the 12th Fiscal Year

For the Year From April 1, 2002 to March 31, 2003

Dear Shareholders:

We are pleased to inform you of our business results for the 12th fiscal term (from April 1, 2002 to March 31, 2003).

In the year ended March 31, 2003, we moved forward in our pursuit of efficient business operations, stressing profit-oriented management. This was accomplished by, among others, making the DoCoMo Regional Subsidiaries wholly-owned subsidiaries and taking measures to reduce costs on all fronts. We also launched our “i-shot” picture mail service, developed and provided a wide array of advanced services capitalizing on the distinctive features of the third-generation FOMA service, and promoted our management strategies centered on “multimedia”, “ubiquity” and “globalization”. Overseas, following last year’s “i-mode” launch in Germany, we achieved steady results as i-mode was introduced in four new countries by our investee affiliates and alliance partners, and Europe’s first third-generation mobile phone system went into commercial service in the United Kingdom.

As a result of these and other measures, the number of cellular phone subscribers of NTT DoCoMo Group exceeded 43.8 million, of which “i-mode” subscribers accounted for 37 million. We also saw progress in customers upgrading to more advanced handsets, which contributed to an increase in data communications traffic.

As a consequence, our business results for the year were strong, with consolidated operating revenues rising to 4,809.1 billion yen, operating income of 1,056.7 billion yen, income before income taxes of 1,043.0 billion yen and net income of 212.5 billion yen.

Going forward, with a goal to further expand FOMA service, we will seek to establish a strong foundation for our future businesses by moving into new business domains and reinforcing our financial position, in a comprehensive effort to maximize the enterprise value of the entire DoCoMo group.

In this effort, we earnestly request your ongoing understanding and support.

May 2003

President and CEO

Keiji Tachikawa

BUSINESS REPORT	Documents attached to the “Notice of Convocation of The 12th Ordinary General Meeting of Shareholders” (For the year from April 1, 2002 to March 31, 2003)

(Note)	The term “FY2002” hereinafter refers to the fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise stated herein.

I.    Business Overview

1.  Developments and Results of Operations

(1)  General Business Conditions in the Japanese Cellular Phone Market

During the year ended March 31, 2003, Japan’s economy saw some improvements in capital expenditures in the manufacturing sector, but the general business climate remained harsh with the unemployment rate staying at high levels and continued weakness in personal consumption. In addition, uncertainties over the prospects of the Japanese economy mounted due to heightened tensions in international relations and its possible impact on the global economy.

While the mobile communications market already entered a phase of stable growth, it continued to expand driven by the continued popularity mobile Internet access service and also because the release of camera phones stimulated new demand among consumers. The aggregate number of cellular phone and PHS users in Japan increased by a net of 6.3 million during this fiscal term to 81.11 million as of March 31, 2003, or a penetration rate of 63.7% of the total population. Meanwhile, the competition among carriers intensified as each carrier continuously introduced various new services.

Trends in the Number of Cellular and PHS Subscribers over the Past Four Fiscal Years

	9th Fiscal Term (FY1999)	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)		12th Fiscal Term (FY2002)
	(thousand subscribers)
NTT DoCoMo Group subscribers	30,797	37,838	42,705	(*1)	45,549	(*1)
Total subscribers in Japan (*2)	56,849	66,785	74,819		81,118

(*1)  Inclusive of FOMA Subscribers.

(*2)  Source: The Telecommunications Carriers Association

To respond adequately to these changes in the environment, the Company sought to further strengthen its management system and bolster its core businesses placing greater importance on profits, and strove to expand into new business areas around the three growth strategies of “multimedia”, “ubiquity” and “globalization”.

As part of our efforts to strengthen our management system, we accelerated our decision-making process through the use of a new corporate information system introduced in April last year, while reducing costs and improving efficiency by reviewing existing service offerings including PHS, Quickcast, and satellite telephone services. To promote efficient management of the corporate group, the responsibilities of each company within the group were reviewed and as a consequence businesses such as equipment maintenance and subscriber acceptance were integrated and transferred to subsidiaries.

In order to execute business and capital strategies in a more unified manner together with the eight Regional Subsidiaries, and thereby maximize the enterprise value of the total Group, the Company acquired all shares of the Regional Subsidiaries and made them wholly owned by way of share exchanges.

Meanwhile, we have actively expanded into new business domains. These included enhancement of the downlink packet speed of “i-mode” service, launch of the “i-shot” picture mail service, and introduction of a service that enables users to make various payments from mobile handsets through the use of two-dimensional codes. We also developed and provided various advanced non-voice services leveraging FOMA’s high-speed, large-capacity data transmission capability, such as a new video mail service called “i-motion mail”, and reinforced the solutions businesses targeted at corporate users.

To allow a wide range of Internet Service Providers (ISP) to offer services similar to “i-mode”, we opened the interface to our i-mode packet network with an aim to further invigorate the mobile multimedia service market.

We also moved to furnish i-mode, W-CDMA and other technology and business expertise to companies in which we have capital stakes and to other companies with which we have business alliances. As a result, i-mode service began in the Netherlands, Taiwan, Belgium and France, following the lead of Germany where it commenced in March 2002. In March 2003, Europe’s first commercial third-generation mobile communications system was launched in the United Kingdom using W-CDMA technology.

Recognizing environmental issues as one of the most important and ongoing managerial concerns, each company within the group has undertaken a number of measures to alleviate the burdens it poses on the environment in accordance with their respective environment management principles, including, among others, collection and recycling of used cellular phones, and saving on paper resources by offering an “e-billing” service which provides customers’ bills over the Internet or by e-mail message.

In light of the succession of cases of corporate impropriety that have emerged in Japan and overseas, and based on the concept that ongoing observance of laws is indispensable to improvement of corporate value, we established an internal Compliance Promotion Committee to further overall management legal compliance and to review our business activities pursuant to relevant laws and corporate ethics.

In observance of our 10th anniversary in July last year, the Company provided a time-delimited billing discount as a means of thanking its customers, and in March 2002 declared a commemorative dividend for its stockholders. We also expanded the “DoCoMo Woods” forestation program as part of our natural environment protection activity, and carried out various other commemorative activities stressing our contribution to society as a corporate citizen.

As a result of the foregoing, usage of the i-mode service grew dramatically and the number of cellular phone subscribers increased, which enabled us to post gains in both revenues and income in the year ended March 31, 2003. Net income was 84.8 billion yen on a non-consolidated basis, and 212.5 billion yen on a consolidated basis.

After an appraisal of the fair value of shares in investee affiliates in accordance with the accounting standard for financial instruments, we decided to recognize impairment losses from our investments in affiliates, including AT&T Wireless Services, Inc., KPN Mobile N.V. and Hutchison 3G Holdings, Ltd.

Principal financial results are summarized in the table below.

		FY2001	FY2002	% change
		(100 millions of yen)
Non-consolidated	Operating revenues	23,557	24,768	5.1%
	Operating income	4,201	4,552	8.3%
	Recurring profit	4,064	6,332	55.8%
	Net income (loss)	(3,107)	848	—

Consolidated	Operating revenues	—	48,091	—
	Operating income	—	10,567	—
	Income before income taxes	—	10,430	—
	Net income	—	2,125	—

(Note)

Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

		FY2001	FY2002	% change
		(100 millions of yen)
Consolidated	Operating revenues	51,715	—	—
	Operating income	10,028	—	—
	Recurring profit	8,533	—	—
	Net income	8	—	—

(Note)

These figures are presented in accordance with Japanese GAAP.

Trends in Operating Revenues over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	17,350
10th Fiscal Term (FY2000)	21,423
11th Fiscal Term (FY2001)	23,557
12th Fiscal Term (FY2002)	24,768

Trends in Recurring Profit over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	2,327
10th Fiscal Term (FY2000)	2,929
11th Fiscal Term (FY2001)	4,064
12th Fiscal Term (FY2002)	6,332

Trends in Net Income (Loss) over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	1,285
10th Fiscal Term (FY2000)	1,730
11th Fiscal Term (FY2001)	(3,107)
12th Fiscal Term (FY2002)	848

(2)  Segment Information

Mobile Phone Business

The Company added new models to its product lineup, including, among others, the “mova 504i” series, that support higher packet transmission speeds (of up to 28.8Kbps downlink), larger i-appli file size and infrared data communications capability, the “mova 251i” series with built-in cameras capable of providing our “i-shot” picture mail service, and the “mova 671iS” (Raku Raku Phone II) equipped with easy-to-use features for customers in a wide range of age groups. The Company released and aggressively promoted the new “mova 504iS” model which combines a camera with an i-appli-compatible handset in a bid to reinforce our product offerings in the popular camera-enabled phones. As a consequence, the number of DoCoMo’s nationwide camera phone users exceeded 8.83 million as of March 31, 2003, in a mere ten months after the launch of “i-shot” service in June 2002.

As for FOMA service, the group expanded the service areas to all major cities, covering approximately 91% of the populated areas in Japan by March 31, 2003. The “Dual Network” service, which enables users to use both FOMA handsets and 800MHz digital mobile phones with the same phone number, was commenced to improve customer convenience. Furthermore, we also released new handsets supporting longer standby battery hours to cater to the demand of users, including the “FOMA 2051” series compatible with our video mail service “i-motion mail”, and “FOMA 2102V” videophone, and aggressively promoted their sales, by appealing to FOMA’s cheaper packet communications charges.

In the meantime, the Company took various measures to further expand the use of “i-mode”. These included the provision of “i-appli standby screen” function, which enables users to receive phone calls or mail even when “i-appli” applications are being activated, expansion of the number of characters that can be transmitted in a single “i-mode” mail message, and further enrichment of contents available on “i-mode” menu sites.

In addition, we expanded into the e-commerce field by introducing a new service called “combien?”, which allows customers to pay their phone bills at convenience stores using two-dimensional codes. Taking advantage of the infrared data transmission capability embedded in the cellular phones, we enabled the transmission of information between i-mode-compatible handsets and external devices (such as POS registers or other multimedia terminals), which led to the joint development of new services with other businesses, like a membership service using cellular phones which eliminates the need to issue special cards.

Furthermore, to allow customers to use “i-mode” in a more comfortable manner, we provided a discount service for heavy users that provides lower charges for the number of packets used in excess of a certain monthly threshold.

To respond to users’ increasingly diversified needs for mobile multimedia products, we released various new products for each service, such as a Pocket PC-enabled PDA terminal “musea”, and “Posiseek R”, a portable terminal compatible with our GPS-based location information service for corporate customers called “DLP service”.

In terms of multimedia services, “M-stage visual”, “M-stage music”, “infogate” and “mopera location information delivery service”, which were previously offered independently, were integrated into a single contract to offer them in a more convenient fashion at lower monthly charges. On the other hand, new content delivery services such as “M-stage book” and “M-stage V-Live” video distribution services were introduced, and a multipoint videoconferencing service “M-stage Visual Net” was launched on the FOMA network in a bid to boost usage.

With regard to satellite communications services, we have endeavored to provide a stable means for communications in the event of emergencies, in mountainous areas, as well as for maritime communications in vessels. In September last year, we commenced the operation of a new communications satellite, “N-STAR C”, to maintain the reliability of our system.

The Company has also implemented various measures intended to ensure a sound development of mobile communications industry: For instance, we restricted the number of times users can access the “i-shot” server to see photographs as a precautionary measure to prevent the distribution of pornography and other harmful information, enhanced the function that enables users to receive mails only from designated domains to counter unwanted bulk e-mails, and introduced a new feature to combat the problem of companies calling mobile phones and then hanging up after one ring in a scam to solicit business. The entire DoCoMo group is committed to do all in its power going forward so that customers can use our services with confidence.

Subscriber numbers and the results of the principal services in the Mobile Phone Business as of March 31, 2003 are summarized below:

[Subscriber numbers by service]
	Non-consolidated (change from March 31, 2002)	Consolidated (change from March 31, 2002)
(thousand subscribers)
Cellular services	17,696 (up 6.3%)	43,531 (up 7.0%)
FOMA services	216 (up 167.6%)	330 (up 269.0%)
i-mode services (*)	15,280 (up 19.2%)	37,758 (up 17.4%)
Satellite mobile communications services	29 (2.4%)

(*)	The number of i-mode service subscribers is the aggregate of PDC i-mode subscribers (non-consolidated: 15,077,000 subscribers, consolidated: 37,456,000 subscribers) and FOMA i-mode subscribers (non-consolidated: 203,000 subscribers, consolidated: 303,000 subscribers).

[Business results]

	Non-consolidated (change from FY2001)	Consolidated (change from FY2001)
(100 millions of yen)
Mobile phone business operating revenues	24,056 (up 5.5%)	46,904 (—)
Cellular services revenues	13,782 (up 0.3%)	32,864 (—)
FOMA services revenues (*)	104 (up 529.5%)	136 (—)
Packet communications services revenues	3,747 (up 28.1%)	8,863 (—)
Satellite mobile communications services revenues	70 (down 23.9%)
Mobile phone business operating income	4,681 (up 6.1%)	10,872 (—)

(*)	Inclusive of FOMA packet communications services revenues.

(Notes)

Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to a change in the adopted accounting standards.

Trends in Cellular Subscribers over the Past Four Fiscal Years

	Non-consolidated		Consolidated
	(thousand subscribers)
9th Fiscal Term (FY1999)	12,418		29,356
10th Fiscal Term (FY2000)	14,876		36,026
11th Fiscal Term (FY2001)	16,730	(*)	40,783	(*)
12th Fiscal Term (FY2002)	17,912	(*)	43,861	(*)

(*)	Inclusive of FOMA Subscribers.

Trends in i-mode Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
	(thousand subscribers)
9th Fiscal Term (FY1999)	1,873	5,603
10th Fiscal Term (FY2000)	8,151	21,695
11th Fiscal Term (FY2001)	12,814	32,156
12th Fiscal Term (FY2002)	15,280	37,758

Trends in Operating Income from Mobile Phone Business over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	3,148
10th Fiscal Term (FY2000)	3,771
11th Fiscal Term (FY2001)	4,411
12th Fiscal Term (FY2002)	4,681

(Note)

Data for the 9th and 10th fiscal terms are unaudited.

PHS Business

To boost the usage of data services in PHS, we promoted the “P-p@c” data discount package and PHS data-card dubbed “P-in” series, and released a new PHS videophone “Lookwalk P751v”, which is compatible with our video distribution service “M-stage visual”. We also partially reduced the data communications charges to access the “P-p@c” access points, and allowed customers to use “DoCoMo Telephone Card MOBILER’S CHECK” not only for cellular phones but also for PHS in an effort to encourage the use of PHS services.

Meanwhile, in order to improve the profitability of PHS business, we made preparations for the introduction of a flat-rate data communications service, and further decreased costs by improving the utilization efficiency of network facilities.

Subscriber numbers and the results of the PHS Business as of March 31, 2003 are summarized below:

[Subscriber numbers]

	Non-consolidated (Change from March 31, 2002)	Consolidated (Change from March 31, 2002)
(thousand subscribers)
PHS services	849 (down 7.6%)	1,688 (down 12.2%)

[Business results]

	Non-consolidated (Change from FY2002)	Consolidated (Change from FY2002)
(100 millions of yen)
PHS business operating revenues	520 (down 12.6%)	850 (—)
PHS business operating loss	(119) (up 35.4%)	(283) (—)

(Note)

Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

Trends in PHS Services Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
	(thousand subscribers)
9th Fiscal Term (FY1999)	657	1,441
10th Fiscal Term (FY2000)	856	1,812
11th Fiscal Term (FY2001)	919	1,922
12th Fiscal Term (FY2002)	849	1,688

Trends in Operating Loss from PHS Business over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	(384)
10th Fiscal Term (FY2000)	(309)
11th Fiscal Term (FY2001)	(184)
12th Fiscal Term (FY2002)	(119)

(Note)

Data for the 9th and 10th fiscal terms are unaudited.

Quickcast Business

As the market size of radio paging service in Japan continued to shrink, the Company endeavored to cut costs through suspending the acceptance of new customers for some less frequently used services from January 2003, unifying the tariff plans into a single plan upon the acceptance of new subscribers, and reviewing its business operation structure.

Subscriber numbers and the results of the Quickcast Business as of March 31, 2003 are summarized below:

[Subscriber numbers]

	Non-consolidated (Change from March 31, 2002)	Consolidated (Change from March 31, 2002)
(thousand subscribers)
Quickcast services	218 (down 27.0%)	604 (down 26.9%)

[Business results]

	Non-consolidated (changes from FY2001)	Consolidated (changes from FY2001)
(100 millions of yen)
Quickcast business operating revenues	78 (down 16.1%)	81 (—)
Quickcast business operating loss	(31) (down 105.7%)	(65) (—)

(Note)

Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

Trends in Quickcast services subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
	(thousand subscribers)
9th Fiscal Term (FY1999)	560	1,444
10th Fiscal Term (FY2000)	401	1,098
11th Fiscal Term (FY2001)	298	827
12th Fiscal Term (FY2002)	218	604

Trends in Operating Loss from Quickcast Business over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	(183)
10th Fiscal Term (FY2000)	(86)
11th Fiscal Term (FY2001)	(15)
12th Fiscal Term (FY2002)	(31)

(Note)

Data for the 9th and 10th fiscal terms are unaudited.

Miscellaneous Business

In the “WORLD CALL” service, an international dialing service from cellular phones, we sought to increase usage by enabling subscribers to use the service without applying specifically for it when they become new cellular subscribers. As part of our “WORLD WALKER” international roaming service, we launched a new low-priced service in the U.S., and the number of its annual users rose 67.6% year-on-year to 85,000 as a consequence.

With an aim to expand into new markets, we launched a public wireless LAN service “Mzone”, and steadily increased its service areas to 148 locations as of March 31, 2003.

The Company’s subsidiaries have also expanded into new business areas through the development and proposal of new systems leveraging their own technologies and know-how.

The results of the Miscellaneous Business as of March 31, 2003 are summarized below:

[Business results]

	Non-consolidated (Changes from March 31, 2002)	Consolidated (Changes from March 31, 2002)
(100 millions of yen)
Miscellaneous business operating revenues	112 (up 58.3%)	255 (—)
Miscellaneous business operating income	21 (—)	43 (—)

(Note)

Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

Trends in Operating Income (Loss) from Miscellaneous Business over the Past Four Fiscal Years (non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	(18)
10th Fiscal Term (FY2000)	(10)
11th Fiscal Term (FY2001)	(10)
12th Fiscal Term (FY2001)	21

(Note)

Data for the 9th and 10th fiscal terms are unaudited.

The principal new services and products launched by DoCoMo during the fiscal year ended March 31, 2003 are summarized in the table below:

Principal new services launched during FY2002

Name	Overview
combien? (Launched in May 2002)	Enables mobile phone bill payment at convenience stores by linking i-mode-compatible cellular phones and two-dimensional code scanners

i-shot (Launched in June 2002)	Enables viewing of images transmitted from DoCoMo’s camera-equipped cellular phones

Dual Network	Enables the use of both FOMA and 800 MHz digital cellular handsets

(Launched in July 2002)	under the same telephone number

Mzone (Launched in July 2002)	Enables users to use high-speed Internet access service at a flat monthly rate based on wireless LAN technology

DoPa location information service (Launched in July 2002)	A service that notifies DoPa dedicated line connection subscribers (DoPa LAN connection service subscribers) of the approximate location of the handset using base station information.

M-stage V-Live (Launched in October 2002)	A video distribution service for PDAs using PHS circuits.

M-stage Visual Net (Launched in October 2002)	A videoconferencing service among up to eight persons using the videophone capability of FOMA

M-stage book (Launched in October 2002)	Electronic book distribution service to PDAs and PCs using PHS and FOMA circuits

i-motion mail (Launched in January 2003)	Enables attaching a video message to an e-mail message and sending it to another FOMA handset or a personal computer

Principal new products launched in FY2002

Product	Overview
FOMA F2051	A FOMA handset capable of using “i-motion mail” service

FOMA N2051	A FOMA handset capable of using “i-motion mail” service

FOMA SH2101V	A two-piece FOMA terminal with a PDA base unit and a wireless handset capable of using videophone.

FOMA T2101V	A videophone-compatible FOMA handset

FOMA P2102V	A FOMA handset capable of using i-motion mail and videophone services

FOMA F2611	A FOMA handset with a built-in router functionality

mova 212i	An i-mode-compatible cellular phone

mova 251iS	A cellular phone capable of using “i-mode” and “i-shot” services

mova 504iS	A cellular phone capable of using “i-mode” and “i-shot” services, equipped with “i-appli” and higher packet communication speeds, and infrared data communications capabilities

mova F671iS (nicknamed “Raku Raku Phone IIS)	An i-mode-compatible cellular phone with easy-to-use features for a wide range of age groups

Mova R692i (nicknamed “GEOFREE II”)	An i-mode-compatible cellular phone with a waterproof structure

Paldio 641P-II	PHS handset supporting enhanced “Paldio Mail” services

Lookwalk P751v	A PHS visual phone capable of using “M-stage visual” and videophone.

Posiseek R	A specialized handset for “DLP Service”, which provides location information to corporate users using GPS signals

musea	A Pocket PC 2002-enabled PDA, which is capable of using “M-stage” services when used together with a PHS data card

Operating revenues and operating income (loss) from each business for the year ended March 31, 2003 were as described below.

Non-consolidated

Business	FY2001		FY2002		% change
	(100 millions of yen)
Operating revenues
Mobile phone businesses	22,797	(96.8%)	24,056	(97.1%)	up 5.5
PHS business	595	(2.5%)	520	(2.1%)	down 12.6
Quickcast business	93	(0.4%)	78	(0.3%)	down 16.1
Miscellaneous business	71	(0.3%)	112	(0.5%)	up 58.3
Total	23,557	(100.0%)	24,768	(100.0%)	up 5.1
Operating income (loss)
Mobile phone business	4,411	(—)	4,681	(—)	up 6.1
PHS business	(184)	(—)	(119)	(—)	up 35.4
Quickcast business	(15)	(—)	(31)	(—)	down 105.7
Miscellaneous business	(10)	(—)	21	(—)	(—)
Total	4,201	(—)	4,552	(—)	up 8.3
(Note) For operating revenues, the numbers in brackets indicate the percentage to total operating revenues. Consolidated
Business	FY2001		FY2002		% change
	(100 millions of yen)
Operating revenues
Mobile phone business		—	46,904	(97.5%)	—
PHS business		—	850	(1.8%)	—
Quickcast business		—	81	(0.2%)	—
Miscellaneous business		—	255	(0.5%)	—
Total		—	48,091	(100.0%)	—
Operating income (loss)
Mobile phone business		—	10,872	(—)	—
PHS business		—	(283)	(—)	—
Quickcast business		—	(65)	(—)	—
Miscellaneous business		—	43	(—)	—
Total		—	10,567	(—)	—

(Note)

For operating revenues, the numbers in brackets indicate the percentage to total operating revenues. Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

Consolidated

			(100 millions of yen)
Business	FY2001		FY2002	% change
Operating revenues
Mobile phone business	50,221	(97.1%)	—	—
PHS business	1,145	(2.2%)	—	—
Quickcast business	109	(0.2%)	—	—
Miscellaneous business	239	(0.5%)	—	—
Total	51,715	(100.0%)	—	—
Operating income (loss)
Mobile phone business	10,675	(—)	—	—
PHS business	(587)	(—)	—	—
Quickcast business	(63)	(—)	—	—
Miscellaneous business	3	(—)	—	—
Total	10,028	(—)	—	—

(Notes)

For operating revenues, the numbers in brackets indicate the percentage to total operating revenues.

These figures are presented in accordance with Japanese GAAP.

(3)  Capital Expenditures

Total capital expenditures for the year ended March 31, 2003 amounted to 445.4 billion yen on a non-consolidated basis (854 billion yen on a consolidated basis), which were used primarily to install equipment and construct facilities to accommodate increased demand for communications, improve network reliability, introduce new services and enhance FOMA services.

The capital expenditures for cellular services were allocated to add new or expand existing base stations, switches, transmission lines and other facilities for the purpose of maintaining and improving the communications quality and expand coverage in underground areas and inside buildings. Also, in order to further improve the convenience of “i-mode” service and provide Internet Service Providers with an open interface to DoCoMo’s packet communications network, the Company facilitated the migration to a new, highly scalable and operable platform.

With regard to the FOMA service, priority was given to building network facilities with a goal to roll out the coverage nationwide and further enhance the communications quality in existing service areas. On the other hand, the Company made proactive efforts to improve the efficiency of network facilities and cut costs through the introduction of new base station equipment and reducing procurement costs.

As for PHS service, we introduced network equipment with an aim to improve utilization efficiency and to prepare for the launch of flat-rate data communications service.

In addition, new buildings to house communications facilities were constructed to respond to the growth in demand.

Principal facilities and equipment completed during the fiscal year ended March 31, 2003 are presented below.

Principal facilities completed during FY2002

Item	Non-consolidated	Consolidated
Cellular services (*)
Newly installed base stations	1,596 stations	5,782 stations
Local switches	7 units	49 units
Packet local switches	3 units	13 units
Long-distance transmission lines	18 sections	46 sections
PHS
Newly installed base stations	1,329 stations	3,881 stations
Buildings for telecommunications facilities	2 sites	5 sites

(*)	Inclusive of FOMA-related facilities.

Trends in Capital Expenditures over the Past Four Fiscal Years (Non-consolidated)

	Non-consolidated
	(100 millions of yen)
9th Fiscal Term (FY1999)	4,505
10th Fiscal Term (FY2000)	5,856
11th Fiscal Term (FY2001)	5,768	(*1)
12th Fiscal Term (FY2002)	4,454	(*2)

(Notes)

(*1)	The non-consolidated amount for the 11th fiscal term is composed of capital expenditures in the following businesses:

Cellular business: 57.5%, PHS business: 1.0%, Quickcast business: 0.0%, Common (Buildings for telecommunications facilities, etc.): 41.5%.

(*2)	The non-consolidated amount for the 12th fiscal term is composed of capital expenditures in the following businesses:

Cellular business: 61.9%, PHS business: 1.5%, Quickcast business: 0.0%, Common (Buildings for telecommunications facilities, etc.): 36.6%.

(4)  Financing Activities

During the fiscal year ended March 31, 2002, the Company issued corporate bonds and made long-term borrowings as described below, which were used primarily for the redemption of corporate bonds and to pay down debts.

Corporate bonds and long-term borrowings

Classification	Amount	Remarks
Corporate bonds	161.7 billion yen	• Domestic straight bonds: 150 billion yen • Euro- and USD-denominated corporate bonds: USD 100 million (approximately 11.7 billion yen)
Long-term borrowings	41 billion yen
Total	202.7 billion yen

(5)  Research and Development Activities

Research and development by the Company in the year ended March 31, 2003 centered on activities to expand and reinforce FOMA services, and to provide advanced and diversified services by increasing the capacity and reducing the cost of existing communications networks. Basic research on technologies for the future advancement of mobile communications was also carried out.

R&D expenditures for the term totaled 125.8 billion yen, which were devoted principally to the following.

As for FOMA service, research and development was conducted to improve the stability of the network system and to expand the capacity of base station equipment. The Company also developed handsets that offer extended standby battery hours and superior basic performance, while advancing their functionality at the same time. In addition, we undertook the development of “Dual Network” service and international roaming service using FOMA, and performed studies on the HSDPA* technology as a step to realize a faster and more efficient packet communications network for the future.

Developments were carried out for the conventional cellular systems, too, in order to enhance the packet communications speed of “i-mode”, to commence the “i-shot” service, enrich the product variety of camera-enabled phones, and introduce i-mode-compatible handsets embedded with GPS capability, etc. A platform that enables Internet Service Providers to interface with the

“i-mode” packet network was also developed.

Furthermore, we also developed a feature to refuse unwanted incoming calls to combat the problem of companies calling mobile phones and then hanging up after one ring in a scam to solicit business, and a function to show a message of “unsolicited advertisement” on the screen of mobile phones as a countermeasure against unwanted bulk e-mails.

In the area of PHS, we undertook the development of the world’s first commercially wearable wristwatch-type PHS, enhanced the “Paldio E-mail” features, and developed economical network equipment in preparation for the launch of flat-rate data service.

As for future technologies, the Company performed research on network transport technologies that can carry both voice and data using IP technology, research on a mobile communications system that enables packet transmission at speeds of up to 100Mbps, and basic research to create new forms of communications that are adequate for a society in which “ubiquitous” communications are widely used.

* HSDPA: High Speed Downlink Packet Access, a high-speed packet communications technology adopted in the W-CDMA standard.

Trends in R&D Expenditures over the Past Four Fiscal Years (Non-consolidated)

Non-consolidated
(100 millions of yen)
9th Fiscal Term (FY1999)	892
10th Fiscal Term (FY2000)	953
11th Fiscal Term (FY2001)	1,001
12th Fiscal Term (FY2002)	1,258

2.	Issues Facing the Company

With the launch of mobile Internet service “i-mode” and third-generation “FOMA” service ahead of our peers, DoCoMo has been attracting the world’s attention as a trailblazer defining mobile multimedia services. To establish our managerial foundation for the future, we intend to enhance and strengthen our core businesses particularly by further disseminating FOMA services, and expand our business domains by promoting our three growth strategies of “multimedia”, “ubiquity”, and “globalization”. At the same time, we will continue our company-wide cost-cutting efforts to reinforce our financial position.

As part of our core business reinforcement measures, we plan to further expand the service areas of FOMA with a target to cover 99% of the populated areas in Japan by March 31, 2004. We will simultaneously work to increase FOMA coverage in underground and indoor areas, maintain and improve the network quality in existing service areas, and launch new products and services tailored to the needs of customers in a bid to acquire new FOMA subscribers and expand usage. In particular, efforts will be made to improve the basic performance of FOMA handsets and to reduce their size and weight and extend the battery hours. We believe that advanced services should be offered primarily on the FOMA network going forward. We will also look into diversifying and reducing FOMA’s communications charges to offer better convenience to users, and prevent cancellation of contracts thereby.

In pursuit of our “multimedia” strategy, we intend to offer handsets equipped with more advanced displays, cameras and browsers that can handle a wider variety of video information, to allow customers to enjoy more attractive content. As for the FOMA service, in particular, we will endeavor to boost the usage of “i-motion”, “i-motion mail” and other sophisticated services in an effort to popularize the use of visual communications.

In the area of “i-mode” service, because the so-called “match-making sites” have recently become a social concern, we plan to implement new preventive measures including an optional feature to allow users to access only the sites posted on the “i-menu”, which does not include such harmful sites.

To promote “ubiquitous” communications services, we intend to encourage the use of mobile e-commerce on the platform provided by DoCoMo using infrared data communications and two-dimensional codes, among others. We will also try to expand the use of mobile communications in the distribution sector by offering such services as telematics that combines car navigation systems with a cellular phone; location information services that use GSP-enabled terminals; and vehicle fleet management services.

To further proceed with our “globalization” strategy, we will work to steadfastly promote the use of “i-mode” service, which was launched in five overseas markets through our investee affiliates and alliance partners, and the W-CDMA-based third-generation mobile communications service started in the United Kingdom. At the same time, we will endeavor to deploy other mobile multimedia services, and continue to explore new business opportunities through equity participation, alliances or other forms of collaboration with overseas partners.

We also plan to commence a new international roaming service that utilizes FOMA’s UIM chip to improve the convenience of customers, and thereby realize the concept of “Global Mobility Support”, which allows our customers to communicate “anytime, anywhere, with anyone” on a global scale.

In short, to react swiftly and adequately to the changes in the business and competitive environment surrounding us, we will continue to make proactive efforts to expand our business territories, while promoting efficient management of the group by concentrating managerial resources to selected areas with a goal to maximize the enterprise value of the entire corporate group.

FOMA Deployment (planned)

3. Historical	Data on Non-Consolidated Financial Results and Assets

Item	9th Fiscal Term (FY 1999)	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)
Operating revenues (millions of yen)	1,735,064	2,142,353	2,355,760	2,476,821

Recurring profit (millions of yen)	232,736	292,938	406,471	633,278

Net income (loss) (millions of yen)	128,573	173,005	(310,720)	84,850

Earnings per share (yen)	13,426	17,978	(30,960)	1,698

Total assets (millions of yen)	2,649,350	4,460,718	4,252,097	4,483,130

Shareholders’ Equity (millions of yen)	1,611,818	2,728,774	2,405,426	2,448,293

(Notes)

1.	Earnings per share is calculated using the average number of outstanding shares in each fiscal term. In calculating the earnings per share for the 9th and 12th terms, it is assumed that the share splits carried out during these terms were conducted at the beginning of the term.
Starting from the 12th term, earnings per share is calculated applying the “Accounting standards pertaining to earnings per share” (Corporate Accounting Standard No. 2) and “Corporate accounting standard application guidelines pertaining to earnings per share” (Corporate Accounting Standard Application Guideline No. 4).
2.	In the 9th term, efforts to stimulate usage through the provision of high-quality service and diversified tariff packages and discounts were undertaken. The “i-mode” service was introduced to stimulate and expand demand for mobile multimedia. On the other hand, special losses of 13,331 million yen were incurred due to the write-down of Quickcast-related facilities. The Company achieved operating revenues of 1,735,064 million yen, recurring profit of 232,736 million yen, and net income of 128,573 million yen on a non-consolidated basis.
3.	In the 10th term, the Company endeavored to reinforce its core businesses through network quality enhancements and tariff reductions, among other things. At the same time, various new services and products, including “i-appli”, were launched as a step toward the full-scale deployment of mobile multimedia. As a consequence, operating revenues rose to 2,142,353 million yen, while recurring profit and net income amounted to 292,938 million yen and 173,005 million yen, respectively. The increase in total assets during this fiscal term was due primarily to the equity participation in overseas carriers (totaling 1,795.8 billion yen), while the rise in shareholders’ equity was due largely to the increase in common stock and additional paid in capital as a result of a public offering of new shares (950.3 billion yen).
4.	In the 11th term, to further enrich its core businesses, the Company launched FOMA service and promoted the use of other mobile multimedia services. On the other hand, special losses of 947,441 million yen were incurred from the write-down of shares in investee affiliates. Operating revenues, recurring profit and net loss for the term were 2,355,760 million yen, 406,471 million yen, and 310,720 million yen, respectively.
5.	Developments in the 12th term (FY2002) are explained in Section 1 above, “Developments and Results of Operations”.

II.	Corporate Overview (as of March 31, 2003)

1.	Principal Businesses

The Company primarily engages in the operation of mobile phone, PHS, and Quickcast services. The main service lines in each business segment are summarized in the table below:

Business	Main Service Lines
Mobile Phone Business	Cellular services, FOMA services, packet communications services, satellite mobile communications services, in-flight telephone services, and sales of handsets and equipment for each service
PHS Business	PHS services and sales of PHS handsets and equipment
Quickcast Business	Quickcast (radio paging) services and sales of Quickcast equipment
Miscellaneous Business	International dialing services and other miscellaneous businesses

2.	Principal Offices

Headquarters:	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:	Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch

3.	Employees

No. of Employees (non-consolidated) (Change from March 31, 2002)	Average age	Average length of service
5,632 (decreased by 162)	35.4 years old	12.4 years

(Notes)

1.	The number of employees includes 110 seconded from other companies, but does not include 1,441 seconded from DoCoMo to other companies.
2.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (NTT) or other companies in the NTT Group or former NTT Personal Central Personal Communications Network, Inc., their years of service at their respective previous companies are included in the calculation. The 110 secondees from other companies are excluded from the calculation of average length of service.

4.	Shares of the Company

(1)	Total number of authorized shares: 191,500,000 shares

(Note)	The Articles of Incorporation were partially amended on May 15, 2002, to increase the number of authorized shares in proportion to the stock split from 38,300,000 to a total of 191,500,000 shares.

(2)	Total number of outstanding shares: 50,180,000 shares

(Note)	Each share of common stock held by a shareholder or registered beneficial shareholder on record on March 31, 2002, were divided into five shares on May 15, 2002. As a consequence, the total number of outstanding shares was increased to 50,180,000.

(3)	Number of shareholders: 321,639

(4)	Principal shareholders

Name	No. of shares held	Percentage of voting rights	The Company’s ownership in each shareholder
			No. of shares held	% of voting rights
	shares	%	shares	%
Nippon Telegraph and Telephone Corporation	31,592,000	62.97	0	0.00
Japan Trustee Services Bank, Ltd. (nominee account)	2,081,185	4.15	0	0.00
The Master Trust Bank of Japan, Ltd. (nominee account)	2,003,411	3.99	0	0.00
UFJ Trust Bank Ltd. (Trust Account A)	558,376	1.11	0	0.00
State Street Bank and Trust Company	506,133	1.01	0	0.00
Mitsui Asset Trust and Banking Company, Limited	343,867	0.69	0	0.00
The Mitsubishi Trust and Banking Corporation (Trust Account)	316,207	0.63	0	0.00
Boston Safe Deposit BSDT Treaty Client Omnibus	297,692	0.59	0	0.00
The Chase Manhattan Bank, N.A. London	296,896	0.59	0	0.00
Trust & Custody Services Bank, Ltd. (Pension Trust Account)	268,820	0.54	0	0.00

(5)	Repurchase, Disposal or Ownership of Shares by the Company

(a)	Repurchase of shares

Repurchase of shares in accordance with shareholders’ resolution pursuant to Article 210 of the Japanese Commercial Code

Common stock:    870,000 shares

Amount of repurchase:    234,461 million yen

Acquisition by odd lot purchase

Common stock:    34.42 shares

Amount of acquisition:    7 million yen

(b)	Disposal of Shares

Common stock:    860,440.53 shares

Amount of disposal:    203,063 million yen

(c)	Shares held by the Company as of March 31, 2003

Common stock:    9,593.89 shares

5.	Condition of the Corporate Group

(1)	Relationship with the Parent Company

Although the parent company Nippon Telegraph and Telephone Corporation (NTT) currently owns 31,592,000 shares in the Company (or 62.97% of the voting rights), the Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group.

The Company and NTT reached an agreement relating to basic research and development and group management/operation by NTT, the content of services, benefits, and appropriate compensation.

(2)  Important subsidiaries

Company	Common Stock	Percentage of voting rights owned by the Company	Principal business
	Millions of yen	%	Mobile phone business PHS business Quickcast and other businesses
NTT DoCoMo Hokkaido, Inc.	15,630	100.00
NTT DoCoMo Tohoku, Inc.	14,981	100.00
NTT DoCoMo Tokai, Inc.	20,340	100.00
NTT DoCoMo Hokuriku, Inc.	3,406	100.00
NTT DoCoMo Kansai, Inc.	24,458	100.00
NTT DoCoMo Chugoku, Inc.	14,732	100.00
NTT DoCoMo Shikoku, Inc.	8,412	100.00
NTT DoCoMo Kyushu, Inc.	15,834	100.00

(3)	Consolidated Results

The following is an overview of the Company’s consolidated business results.

Item	Previous Term (FY2001)	This Term (FY2002)	% change
		Millions of yen
Consolidated operating revenues	—	4,809,088	—
Consolidated operating income	—	1,056,719	—
Consolidated net income	—	212,491	—

(Notes)

1.	The number of consolidated subsidiaries (including the important subsidiaries mentioned above) was 36, and the number of unconsolidated subsidiaries and affiliated companies accounted for using the equity method was 36 for the year ended March 31, 2003.
2.	Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP. The percentage of increase/decrease is not presented for the consolidated results due to the change in the adopted accounting standards.

Item	Previous Term (FY2001)	This Term (FY2002)	% change
	Millions of yen
Consolidated operating revenues	5,171,546	—	—
Consolidated operating income	1,002,852	—	—
Consolidated net income	862	—	—

(4)	Developments in the Corporate Group

Major developments including investments during the year ended March 31, 2002 are summarized below:

•	The Company underwrote the shares offered by DoCoMo AOL, Inc. in its capital increase in May 2002, bringing the company’s voting rights percentage up to 43.23%, from 42.30%.

•	To facilitate business deployment in Europe in a more integrated fashion, the Company revised the investment structure of its European subsidiaries and made DoCoMo Europe (UK) Ltd. a holding company and DoCoMo Europe (France) S.A.S., DoCoMo Communications Laboratories Europe GmbH and DoCoMo i-mode Europe B.V. its wholly-owned subsidiaries. At the same time, the corporate name of the holding company was changed from DoCoMo Europe (UK) Ltd. to DoCoMo Europe Ltd.

•	NTT DoCoMo Kansai and the eight other regional subsidiaries became wholly-owned subsidiaries in November 2002 by way of share exchanges.

•	In November 2002, the Hong Kong-incorporated companies Hutchison Telephone Company Limited., and Hutchison 3G HK Holdings, Limited., increased their capital through private placement of new shares. As a consequence, the Company’s ownership of voting rights in each company was lowered from previously 25.37% to 24.10%.

•	As for KPN Mobile N.V. of the Netherlands, its parent Koninklijke KPN N.V. converted its loans to KPN Mobile into shares, which resulted in a dilution of the Company’s voting rights percentage in the following month to 2.16%, from previously 15.00%. The Company removed KPN Mobile N.V. from affiliates accounted for using the equity method in line with this decline.

6.	Principal Creditors

Creditor	Outstanding Loan Balance	No. of DoCoMo shares and percentage of voting rights held by creditors
	Millions of yen	shares	%
The Dai-ichi Mutual Life Insurance Company	65,700	94,150	0.19
The Mitsubishi Trust and Banking Corporation	55,000	0	0.00
Mizuho Corporate Bank, Ltd.	52,500	148,905	0.30
National Mutual Insurance Federation of Agricultural Cooperatives	41,300	54,395	0.11
Nippon Life Insurance Company	41,100	45,476	0.09
Shinkin Central Bank	35,600	0	0.00
Sumitomo Life Insurance Company	32,600	0	0.00
The Yasuda Mutual Life Insurance Company	31,000	0	0.00
UFJ Trust Bank Limited	20,000	14,700	0.03
The Sumitomo Trust and Banking Company, Limited	20,000	5,130	0.01

7.	Directors and Auditors

Position	Name	Primary Responsibilities
President and CEO	Keiji Tachikawa

Senior Executive Vice President	Shiro Tsuda

Managing Director of Global Business Division

In charge of overseeing i-mode Business Division, Information Systems Dept., Procurement and Supply Dept., Intellectual Property Dept., Personnel Development Dept., Affiliated Companies Dept.,

Corporate Strategy & Planning Dept.

Senior Executive Vice President	Toyotaro Kato

In charge of overseeing Internal Audit Office, Corporate Citizenship Office and the following Branches: (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata)

Senior Executive Vice President	Masao Nakamura	Managing Director of Marketing Division. In charge of overseeing Customer Satisfaction Dept., Public Relations Dept., and General Affairs Dept.

Executive Vice President	Kimio Tani	Managing Director of Mobile Multimedia Division.

Executive Vice President	Masayuki Hirata	Managing Directors of Accounts and Finance Dept. and Chief Financial Officer

Executive Vice President	Kota Kinoshita	Managing Director of Research and Development Division and Chief Technology Officer

Executive Vice President	Kunio Ishikawa	Managing Directors of Network Division

Executive Vice President	Kunio Ushioda	Managing Directors of Corporate Marketing Division

Executive Vice President	Noboru Inoue	General Manager, Kanagawa Branch

Senior Vice President	Hideaki Yumiba	Deputy Managing Director of Research and Development Division Managing Director of Multimedia Development Dept.

Senior Vice President	Kunito Abe	General Manager, Shibuya Branch

Senior Vice President	Kei-ichi Enoki	Managing Director of i-mode Business Division Managing Director of i-mode Business Dept.

Senior Vice President	Yasuhiro Kadowaki	Managing Director of General Affairs Dept.

Senior Vice President	Yoshiaki Aigami	Managing Director of Network Planning Dept.

Senior Vice President	Takanori Utano	Managing Director of Research and Development Planning Dept.

Senior Vice President	Kiyoyuki Tsujimura	Managing Director of Corporate Strategy & Planning Dept.

Senior Vice President	Shunichi Tamari	Managing Director of Service Operation and Maintenance Dept.

Senior Vice President	Tamon Mitsuishi	Managing Director of Ubiquitous Business Dept.

Senior Vice President	Toshiharu Nishigaichi	Managing Director of Corporate Marketing Department II

Senior Vice President	Takashi Sakamoto	Managing Director of Public Relations Dept.

Senior Vice President	Shuro Hoshizawa	Managing Director of Corporate Marketing Department I

Senior Vice President	Minoru Hyuga	Managing Director of Information Systems Dept.

Senior Vice President	Eiji Hagiwara	Managing Director of System Services Dept.

Senior Vice President	Yoshiaki Noda	Managing Director of Personnel Development Dept.

Senior Vice President	Hideki Niimi	Managing Director of Mobile Multimedia Planning Dept.

Senior Vice President	Masayuki Yamamura	General Manager, Department I Nippon Telegraph and Telephone Corporation

Corporate Auditor	Keisuke Nakasaki

Corporate Auditor	Shinichi Nakatani

Corporate Auditor	Kiyomi Kamiya

Auditor	Kiyoto Uehara

(Notes)

1.	Among the Directors, Mr. Masayuki Yamamura is an outside director as set forth in Article 188 of the Commercial Code, Item 2, 7-2.
2.	Among the Corporate Auditors, Mr. Keisuke Nakasaki and Mr. Kiyoto Uehara are auditors from outside the Company, as set forth in Article 18-1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (kabushiki-kaisha)”.
3.	Changes in Directors and Auditors during the term:
(1)	Appointments
At the 11th regular general assembly of shareholders on June 20, 2002, Messrs. Shunichi Tamari, Tamon Mitsuishi, Toshiharu Nishigaichi, Takashi Sakamoto, Shuro Hoshizawa, Minoru Hyuga, Eiji Hagiwara, Yoshiaki Noda, and Hideki Niimi, were newly elected and appointed as Directors, and Messrs. Shinichi Nakatani and Kiyomi Kamiya were elected and appointed as Corporate Auditors.
(2)	Retirements
Directors Kouji Ohboshi (Chairman), Ryuji Murase, Yoshinori Uda (Senior Executive Vice Presidents), Hideki Nomura, Nobuharu Ono, Itsuki Tomioka (Executive Vice Presidents), Eisuke Sugiyama, Ken-ichi Aoki, Yoshihiro Yoshioka, Shigehiko Suzuki (Senior Vice Presidents) and Corporate Auditors Messrs. Ken-ichi Matsumura and Hiroyuki Moriyama retired on the closure of the 11th regular general assembly of shareholders on June 20, 2002.
4.	The following change of assignment was made, effective April 14, 2003.

Position	Name	Primary Responsibilities
Senior Vice President	Hideaki Yumiba	Deputy Managing Director of Research and Development Division Managing Director of Network Management Development Department

III.	Important Subsequent Events

After careful consideration of the necessity of a funding request from Hutchison 3G UK Holdings Limited (“H3G UK”), in which DoCoMo owns some equity interests, the loan conditions proposed by H3G UK and the provisions of the H3G UK Shareholders Agreement between the Company and Hutchison Whampoa Limited, the Company accepted the funding request and provided the advance of 200 million pounds (approximately 38.2 billion yen at an exchange rate of 189 yen/pound) on May 2, 2003.

Amounts prepared based on domestic accounting standards throughout this report are truncated to nearest unit of presentation. Amounts prepared in accordance with U.S. accounting standards are rounded off per unit of presentation throughout this report.

“i-mode,” “i-shot,” “FOMA,” “i-appli,” “mova,” “musea,” “DLP service,” “Posiseek,” “M-stage,” “M-stage visual,” “M-stage music,” “M-stage book,” “M-stage V-Live,” “Dual Network,” “i-motion mail,” P-p@c,” “P-in,” “Lookwalk,” “MOBILER’S CHECK,” “Quickcast,” “Mzone,” “WORLD CALL,” “WORLD WALKER,” “DoPa,” “M-stage Visual Net,” “Paldio,” “Paldio

e-mail,” “infogate,” “mopera,” and “DoCo-desu-Car” are trademarks or registered trademarks of NTT DoCoMo. “N-STAR” is a registered trademark of NTT and NTT DoCoMo. The names of other products shown are trademarks or registered trademarks of their respective companies.

NON-CONSOLIDATED BALANCE SHEET

(March 31, 2003)

ASSETS		LIABILITIES
			(Millions of yen)
Non-current assets		Long-term liabilities
Non-current assets for telecommunication businesses		Bonds	770,020
Property, plant and equipment	1,198,756	Long-term borrowings	397,086
Machinery and equipment	498,887	Liability for employees’ severance payments	64,108
Antenna facilities	139,589	Reserve for point loyalty programs	35,256
Satellite mobile communications facilities	16,339	Other long-term liabilities	289
Terminal equipment	61	Total long-term liabilities	1,266,760
Telecommunications line facilities	582
Pipe and hand holes	378
Buildings	224,922
Structures	19,737	Current liabilities
Other machinery and equipment	10,727	Current portion of long-term debt	62,619
Vehicles	206	Accounts payable, trade	234,545
Tools, furniture and fixtures	148,237	Accounts payable, other	197,786
Land	100,307	Accrued expenses	7,199
Construction in progress	38,779	Accrued taxes on income	961
Intangible assets	390,370	Advances received	1,822
Rights to use utility facilities	3,322	Deposits received	261,556
Computer software	375,472	Other current liabilities	1,584
Patents	238	Total current liabilities	768,075
Leasehold rights	2,379
Other intangible assets	8,958
Total non-current assets for telecommunication businesses	1,589,126	TOTAL LIABILITIES	2,034,836
Investments and other assets
Investment securities	16,984	SHAREHOLDERS’ EQUITY
Investments in capital	433
Investments in affiliated companies	834,326	Common stock	949,679
Long-term loan receivable from an affiliated company	1,000	Capital surplus
Long-term prepaid expenses	1,359	Additional paid-in capital	292,385
Deferred income taxes	544,585	Other capital surplus	971,178
Other investments and other assets	33,658	Total capital surplus	1,263,563
Allowance for doubtful accounts	(375)
Total investments and other assets	1,431,972	Earned surplus
Total fixed assets	3,021,099	Legal reserve	4,099
Current assets		Voluntary reserve	123,000
Cash and bank deposits	637,134	Unappropriated retained earnings	110,228
Accounts receivable, trade	381,260	[including Net income]	[84,850	]
Accounts receivable, other	306,536	Total earned surplus	237,328
Inventories and supplies	32,136
Advances	2,362	Net unrealized gains on securities	306
Prepaid expenses	4,557
Deferred income taxes	9,017	Treasury stock	(2,584)
Short-term loans	79,000
Other current assets	17,649	TOTAL SHAREHOLDERS’ EQUITY	2,448,293
Allowance for doubtful accounts	(7,624)
Total current assets	1,462,030
TOTAL ASSETS	4,483,130	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,483,130

(Note)

Amounts are truncated to nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2003)

(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	2,032,142
Voice transmission services	1,431,446
Data transmission services	381,053
Other	219,642
Operating expenses	1,585,223
Sales expenses	657,131
Maintenance	108,936
General expenses	42,124
Administrative expenses	57,705
Research cost	90,287
Depreciation	398,287
Loss on disposal of property, plant and equipment and intangible assets	22,274
Communication network charges	191,028
Taxes and public dues	17,447
Operating income from telecommunication businesses	446,918
Supplementary businesses
Operating revenues	444,679
Operating expenses	436,370
Operating income from supplementary businesses	8,309
Total operating income	455,227
Non-operating revenues and expenses
Non-operating revenues	209,025
Interest income and discounts	123
Dividend income	202,497
Gain on sale of investment securities	300
Foreign exchange gains	227
Lease and rental income	1,456
Miscellaneous income	4,418
Non-operating expenses	30,974
Interest expense and discounts	6,683
Interest expense-bonds	8,695
Loss on write-off of inventories	13,668
Impairment of investment securities	380
Miscellaneous expenses	1,546
Recurring profit	633,278
Special profits and losses
Special losses	602,000
Write-downs of investments in affiliated companies	602,000
Income before income taxes	31,277
Income taxes-current	25,900
Income taxes-deferred	(79,472)
Net income	84,850
Retained earnings brought forward	25,378
Unappropriated retained earnings	110,228

(Note) Amounts are truncated to nearest 1 million yen.

Significant accounting policies

1.	Depreciation of non-current assets

(1)    Property, plant and equipment

Depreciation of property and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

(2)    Intangible assets

Intangible assets are amortized using the straight-line method.

Computer software for internal use is amortized on the straight-line method over the estimated useful life.

2.	Valuation of securities

a.	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

b.	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

3.	Valuation of inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4.	Bond issuance costs

Bond issuance costs are expensed at the time of payment.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

6.	Allowance for doubtful accounts, Liability for employees’ severance payments and Reserve for point loyalty programs

(1)    Allowance for doubtful accounts

The Company provides for doubtful accounts principally at an amount computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)    Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees at the time of recognition.

(3)    Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the following fiscal years based on historical data are accounted for as reserve for point loyalty programs.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

8.	Early adoption of revised Telecommunications Business Law and its related accounting regulations

The Company’s balance sheet and statement of income are prepared in accordance with the revised Telecommunications Business Law and its related accounting regulations.

9.	The Company adopted Financial Accounting Standard No. 2, “Accounting Standard for Earnings per Share”, and Financial Accounting Standards Implementation Guidance No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share” for the calculation of net income per share. The effects of adoption to net income per share are insignificant.

Notes to Non-consolidated Balance Sheet

1.	Non-current assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts were not significant.

2.	Accumulated depreciation of property, plant and equipment was 1,144,727 million yen.

3.	Investments in subsidiaries included in the amount of investments in affiliated companies were as follows:

Investments in equity shares of subsidiaries	832,419 million yen
Investments in capital of subsidiaries	93 million yen

4.	Monetary assets and liabilities due from or to subsidiaries and the controlling shareholder were as follows:

(1) Subsidiaries:

Long-term monetary assets	1,000 million yen
Short-term monetary assets	385,859 million yen
Short-term monetary liabilities	321,588 million yen

(2) Controlling shareholder:

Short-term monetary assets	0 million yen

5.	Assets or liabilities due from or to subsidiaries and affiliates, the amount of which exceeded one percent of total assets or total liabilities and shareholders’ equity of the Company, were as follows:

Accounts receivable, trade	122,264 million yen
Accounts receivable-other	168,599 million yen
Short-term loans	79,000 million yen
Deposits received	260,684 million yen

6.	Share exchanges

The Company repurchased 234,461 million yen (870,000 shares) of treasury stock in the share exchanges finalized during the year ended March 31, 2003 in order to make regional subsidiaries wholly-owned.

The Company accounts for the share repurchase in accordance with “Accounting Standard on Treasury Stock and Reversal of Legal Reserves” (Issued by Accounting Standards Board of Japan on February 21, 2002), by which the Company transferred its additional paid-in capital to other capital surplus by 1,000,000 million yen, and reduced the other capital surplus by 28,821 million yen for the losses from these treasury stock transactions.

As a result of completion of the share exchanges, treasury stock decreased to 2,584 million yen (9,593.89 shares).

7.	Unrealized gains on marketable securities as stipulated in Paragraph 3 of Article 124 of Regulations regarding the Commercial Code of Japan was 306 million yen.

8.	The Company’s guarantee (contingent liability) was 25 million yen (1,638 thousand Hong Kong dollars).

9.	As a result of introduction of pro forma standard taxation system and the resultant reduction in enterprise tax rate, the statutory effective tax rate used for the calculation of non-current deferred tax assets and liabilities, reduced to 40.7% in the fiscal year ended March 31, 2003 from 42.0% in the previous year. Consequently, deferred tax assets (net of deferred tax liabilities) were decreased by 17,309 million yen on the balance sheet, and the net income was decreased by 17,316 million yen on the income statement.

10.	“Short-term loans”, which had been included in “other current assets” in the previous year was separately reported in the fiscal year ended March 31, 2003, because the amount became significant (700 million yen in the previous year).

Notes to Non-consolidated Statement of Income

1.	Operating revenues and operating expenses from transactions with subsidiaries were 243,637 million yen and 171,565 million yen, respectively.

Non-operating transactions with subsidiaries were 252,461 million yen.

2.	Operating expenses from transactions with the controlling shareholder were 16,925 million yen.

Non-operating transactions with the controlling shareholder were 1,542 million yen.

3.	Revenues and expenses related to General Type II Telecommunications Carrier business and Special Type II Telecommunications Carrier business were included in supplementary businesses, because these amounts were not significant.

4.	Non-operating revenue of which revenue from subsidiaries and affiliates exceeded 10 percent of the total non-operating revenues was as follows:

        Dividend income:                                                                  202,426 million yen

5.	“Write-downs of investments in affiliated companies” mainly relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies, and affiliates.

DCM Capital USA (UK) Limited	338,908 million yen
[Ultimate investee: AT&T Wireless Services, Inc.]

DCM Capital LDN (UK) Limited	126,078 million yen
[Ultimate investee: Hutchison 3G UK Holdings Limited]

DCM Capital NL (UK) Limited	107,863 million yen
[Ultimate investee: KPN Mobile N.V.]

DCM Capital TWN (UK) Limited	13,533 million yen
[Ultimate investee: KG Telecommunications Co., Ltd.]

DoCoMo AOL, Inc.	15,616 million yen

6.	Net income per share was 1,698.61 yen

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(yen)
Unappropriated retained earnings	110,228,873,517
The above shall be appropriated as follows:
Cash dividends (500 yen per share)	25,085,203,055
Voluntary reserve	34,000,000,000
Retained earnings carried forward	51,143,670,462

(English Translation of the Original Auditors’ Report Issued in the Japanese Language)

Independent Auditor’s Report

May 7th, 2003

The Board of Directors

NTT DoCoMo, Inc.

Asahi & Co.

Shigeru Iwamoto

Representative and Engagement Partner

Certified Public Accountant

Hideki Amano

Representative and Engagement Partner

Certified Public Accountant

Takuji Kanai

Representative and Engagement Partner

Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of NTT DoCoMo, Inc. for the 12th business year from April 1, 2002 to March 31, 2003 in accordance with Article 2 of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting policies used by management, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes audit procedures for subsidiaries with respect to which we considered it necessary to conduct such procedures.

As a result of the audit, our opinion is as follows:

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

The subsequent event stated in the business report will have a material effect on the financial position and the results of operations of the Company in the following business years.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

[Translation]

Report of Corporate Auditors

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (the “Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 12th fiscal year ended March 31, 2003, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1.	Summary of Corporate Auditors Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other significant meetings; obtained reports on business operations from the Directors and others; reviewed documents which approve material matters; conducted investigations regarding the status of the business operations and properties of the head office and other major offices; received reports and explanations from the independent accounting firm; and reviewed the financial statements and supporting schedules thereto.

When necessary, each Corporate Auditor requested business reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director’s transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual dealings between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company’s own shares.

2.	Results of the Audit

We are of the opinion that:

(1)	Regarding the execution of their duties by Directors, including their duties relating to the subsidiaries, there were no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding: transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between subsidiaries or shareholders or repurchase or disposal of the Company’s own shares;

(2)	The auditing methods and results of the independent accounting firm, Asahi & Co., are reasonable and satisfactory;

(3)	The business report (eigyo-hokokusho) (limited to matters other than accounting matters) presents fairly the conditions of the Company in accordance with the laws and regulations and the Articles of Incorporation;

(4)	There are no matters which we must point out, in light of the financial condition of the Company and other factors, regarding the agenda of appropriation of retained earnings; and

(5)	The supporting schedules (fuzoku-meisaisho) (limited to matters other than accounting matters) states all matters which should be stated therein and there are no matters which we must point out.

3.	Material Events occurring subsequent to the End of the Fiscal Year

Matters reported by the Board of Directors on May 8, 2003 are as follows:

On May 8, 2003 the Company and its eight regional subsidiaries including NTT DoCoMo Kansai, Inc., notified the Minister of Public Management, Home Affairs, Posts and Telecommunications of a change in tariff schedules for cellular service and FOMA service. It is expected that communication tariffs for calls from fixed phones to mobile phones will be lowered starting on June 1, 2003.

Date:	May 12, 2003

Board of Corporate Auditors of NTT DoCoMo, Inc.
Keisuke Nakasaki, Full-time Corporate Auditor	seal
Shinichi Nakatani, Full-time Corporate Auditor	seal
Kiyomi Kamiya, Full-time Corporate Auditor	seal
Kiyoto Uehara, Corporate Auditor	seal

Note:	Corporate Auditor, Mr. Keisuke Nakasaki and Mr. Kiyoto Uehara are outside auditors in accordance with the provisions under paragraph 1 of Article 18 of the “Law For Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)”.

(APPENDIX 1)

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

March 31, 2003

(UNAUDITED)
Millions of yen
ASSETS
Current assets:
Cash and cash equivalents	680,951
Accounts receivable, net	617,499
Inventories	67,315
Deferred tax assets	58,501
Prepaid expenses and other current assets	214,753

Total current assets	1,639,019

Property, plant and equipment:
Wireless telecommunications equipment	3,792,361
Buildings and structures	546,267
Tools, furniture and fixtures	565,601
Land	185,031
Construction in progress	151,419
Accumulated depreciation	(2,564,551)

Total property, plant and equipment, net	2,676,128

Non-current investments and other assets:
Investments in affiliates	381,290
Marketable securities and other investments	21,131
Intangible assets, net	621,012
Other assets	150,272
Deferred tax assets	569,155

Total non-current investments and other assets	1,742,860

TOTAL ASSETS	6,058,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	126,741
Short-term borrowings	10,000
Accounts payable, trade	638,670
Accrued payroll	45,367
Accrued interest	2,893
Accrued taxes on income	131,845
Other current liabilities	96,824

Total current liabilities	1,052,340

Long-term liabilities:
Long-term debt	1,211,627
Employee benefits	149,700
Other long-term liabilities	168,351

Total long-term liabilities	1,529,678

TOTAL LIABILITIES	2,582,018

Minority interests in consolidated subsidiaries	475

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	1,306,128
Retained earnings	1,159,354
Accumulated other comprehensive income	62,937
Treasury stock	(2,585)

TOTAL SHAREHOLDERS’ EQUITY	3,475,514

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,058,007

(Note)

Amounts are rounded off per 1 million yen.

(APPENDIX 2)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME [U.S.GAAP]

Year ended March 31, 2003

(UNAUDITED)
Millions of yen
Operating revenues:
Wireless services	4,350,861
Equipment sales	458,227

Total operating revenues	4,809,088

Operating expenses:
Personnel expenses	243,254
Non-personnel expenses	2,297,933
Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets	787,772
Other	423,410
Total operating expenses	3,752,369

Operating income	1,056,719

Other expense (income):
Interest expense	16,870
Interest income	(100)
Other, net	(3,019)
Total other expense (income)	13,751

Income before income taxes	1,042,968

Income taxes:
Current	285,606
Deferred	168,881
Total income taxes	454,487
Equity in net losses of affiliates	(324,241)
Minority interests in earnings of consolidated subsidiaries	(16,033)

Income before cumulative effect of accounting change	248,207

Cumulative effect of accounting change	(35,716)

Net income	212,491

Other comprehensive income (loss):
Unrealized losses on available-for-sale securities	(727)
Net revaluation of financial instruments	257
Foreign currency translation adjustments	(39,315)
Minimum pension liability adjustment	(19,910)

Comprehensive income	152,796

(Note)	Amounts are rounded off per 1 million yen.

EARNINGS PER SHARE DATA

Weighted average common shares outstanding—Basic and diluted (shares)	49,952,907
Basic and diluted income before cumulative effect of accounting change (yen)	4,968.82
Basic and diluted cumulative effect of accounting change (yen)	(714.99)
Basic and diluted earnings per share (yen)	4,253.83

(APPENDIX 3)

CONSOLIDATED STATEMENT OF CASH FLOWS [U.S.GAAP]

Year ended March 31, 2003

		(UNAUDITED)
		Millions of yen
I.	Cash flows from operating activities:
	1. Net income	212,491
	2. Adjustments to reconcile net income to net cash provided by operating activities:
	(1) Depreciation and amortization	749,197
	(2) Deferred taxes	(56,653)
	(3) Loss on sale or disposal of property, plant and equipment	30,348
	(4) Equity in net losses of affiliates	549,775
	(5) Minority interests in earnings of consolidated subsidiaries	16,033
	(6) Cumulative effect of accounting change	35,716
	(7) Changes in current assets and liabilities:
	Decrease in accounts receivable, trade	229,061
	Decrease in allowance for doubtful accounts	(1,744)
	Decrease in inventories	28,685
	Increase in accounts payable, trade	27,820
	Increase in other current liabilities	10,131
	Decrease in accrued taxes on income	(161,565)
	Increase in liability for employee benefits, net of deferred pension costs	43,972
	Other, net	(128,657)

	Net cash provided by operating activities	1,584,610

II.	Cash flows from investing activities:
	1. Purchases of property, plant and equipment	(700,468)
	2. Purchases of intangible and other assets	(164,238)
	3. Purchases of investments	(10,312)
	4. Other, net	3,588

	Net cash used in investing activities	(871,430)

III.	Cash flows from financing activities:
	1. Issuance of long-term debt	202,274
	2. Repayment of long-term debt	(212,934)
	3. Payments to acquire treasury stock	(234,470)
	4. Principal payments under capital lease obligations	(6,908)
	5. Dividends paid	(10,036)
	6. Proceeds from short-term borrowings	339,912
	7. Repayment of short-term borrowings	(410,962)
	8. Other, net	(153)

	Net cash used in financing activities	(333,277)

IV.	Effect of exchange rate changes on cash and cash equivalents	—

V.	Net increase in cash and cash equivalents	379,903
VI.	Cash and cash equivalents at beginning of year	301,048

VII.	Cash and cash equivalents at end of year	680,951

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	19,874
Income taxes	558,084
Non-cash investing and financing activities:
Decrease in treasury stock by share exchanges	231,885
Assets acquired through capital lease obligations	4,001

(Note)

Amounts are rounded off per 1 million yen.

(APPENDIX 4)

SELECTED FINANCIAL DATA & RATIOS (CONSOLIDATED) [US GAAP]

(Note)	Starting from this fiscal term (the 12th Fiscal Term), the Company has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP. Consolidated financial data for the 10th and 11th Fiscal Terms prepared in accordance with U.S. GAAP are provided below for reference.

Trends in Operating Revenues over the Past Three Fiscal Years

Consolidated
(100 millions of yen)
10th Fiscal Term (FY2000)	41,781
11th Fiscal Term (FY2001)	46,593
12th Fiscal Term (FY2002)	48,091

Trends in Income before Income Taxes over the Past Three Fiscal Years

Consolidated
(100 millions of yen)
10th Fiscal Term (FY2000)	7,581
11th Fiscal Term (FY2001)	9,564
12th Fiscal Term (FY2002)	10,430

Trends in Net Income (Loss) over the Past Three Fiscal Years

Consolidated
(100 millions of yen)
10th Fiscal Term (FY2000)	4,018
11th Fiscal Term (FY2001)	(1,162)
12th Fiscal Term (FY2002)	2,125

Trends in Capital Expenditures (*) over the Past Three Fiscal Years

Consolidated
(100 millions of yen)
10th Fiscal Term (FY2000)	10,128
11th Fiscal Term (FY2001)	10,323
12th Fiscal Term (FY2002)	8,540
(*)	For reconciliation of these non-GAAP financial measures, see page 46.

Item	10th Fiscal Term (FY 2000)		11th Fiscal Term (FY 2001)		12th Fiscal Term (FY 2002)
EBITDA (*1) (100 millions of yen)	14,253		16,806		18,363
EBITDA Margin (*1)	34.1%		36.1%		38.2%
Return on Capital Employed (ROCE) <ROCE after tax effect> (*1)	20.6 11.9	% %	21.1 12.2	% %	22.1 12.8	% %
Return on Equity (ROE)	15.2%		(3.5%)		6.3%
Return on Assets (ROA)	15.7%		15.8%		17.2%
Operating Margin	18.6%		21.5%		22.0%
Shareholders’ Equity per share (*2)	66,134		65,601		69,274

(*1)	For reconciliation of these non-GAAP financial measures, see page 46.
(*2)	Shareholders’ Equity per share has been adjusted to reflect a five-for-one stock split carried out in May 2002.

Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

1.	Capital expenditures

	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)
	(100 millions of yen)
a. Purchases of property, plant and equipment	(8,034)	(8,632)	(7,005)
b. Purchases of intangible and other assets	(1,541)	(1,995)	(1,642)
c. Effects of timing difference between acquisition dates and payment dates	(553)	304	108
Capital expenditures {=-(a+b+c)}	10,128	10,323	8,540

(Note)	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

2.	EBITDA and EBITDA margin

	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)
	(100 millions of yen)
a. Operating income	7,786	10,009	10,567
b. Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment	6,467	6,797	7,795
c. EBITDA (=a+b)	14,253	16,806	18,363
d. Total operating revenues	41,781	46,593	48,091
EBITDA margin (=c/d)	34.1%	36.1%	38.2%

3.	ROCE after tax effect

	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)
	(100 millions of yen)
a. Operating income	7,786	10,009	10,567
b. Operating income after tax effect {=a*(1-effective tax rate of 42%)}	4,516	5,805	6,129
c. Capital employed	37,838	47,415	47,725
ROCE before tax effect (=a/c)	20.6%	21.1%	22.1%
ROCE after tax effect (=b/c)	11.9%	12.2%	12.8%

(Notes)

Capital employed = Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Memorandum for Shareholders

Business term:	March 31 of each year

Day for deciding shareholders to whom second-half dividends will be paid:	March 31 of each year

Day for deciding shareholders to whom interim dividends will be paid:	September 30 of each year

Reregister of ownership of shares:	Transfer agent
UFJ Trust Bank Ltd.
1-4-3 Marunouchi, Chiyoda-ku, Tokyo

Office which receives mail:	Office for transaction of business
Corporate Agency Department of UFJ Trust Bank Ltd.
7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

Office which receives telephone inquiries:	Tel.: 03-5683-5111
Agencies: Branches of UFJ Trust Bank Ltd.
nationwide

Newspaper in which announcement will be made:	The Nihon Keizai Shimbun

The progress of the 12th regular general shareholders’ meeting, to be held on June 19 this year, will be made public on our Web site.

Home page URL:	http://www.nttdocomo.co.jp/
You will be able to view the progress by clicking “information for investors” and then “general shareholders’ meeting”
[Simultaneous relay]
Content of what will be made public:	Progress from the beginning to the end
* As for the part covering questions from shareholders, the voice of shareholders who will consent to the opening of their questions to the public and the images of directors will be released.
Time and date of release:	From 10:00 a.m. on Thursday, June 19, 2003 to the end of the general shareholders’ meeting
How to peruse:

When you access “progress of general shareholders’ meeting” using the URL given above, the display for inputting password will be indicated. Then you will input the “voting rights exercise code” and click the “login” button. The “voting rights exercise code” is written on the form for voting rights exercise.

[Videotaped relay]
Content of what will be made public:	Progress from the beginning to the end
* The part covering questions from shareholders will be made public in the text form.
Period of release:	From Wednesday, June 25, 2003 to Tuesday, September 30, 2003
How to peruse:	You can peruse the videotaped relay by accessing “progress of the general shareholders’ meeting” using the URL given above.

NTT DoCoMo, Inc.

Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan

Phone:03-5156-1111

http://www.nttdocomo.co.jp/